Exhibit 1

PRESS RELEASE	February 7, 2005

Syneron Medical Achieves 65% Growth in Sales and 217%
Growth in Net Profit in FY2004

Yokneam, Israel – February 7, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of ELOSTM combined-energy medical aesthetic devices, today announced fiscal year and fourth quarter financial results for the period ending December 31, 2004. Revenues for the fiscal year 2004 were $57.9 million, a 65% increase over the $35.0 million recorded for fiscal year 2003. Net income for the twelve months was $27.3 million, or $1.14 per diluted share, compared to net income of $8.6 million, or $0.42 per diluted share, reported in 2003.

The Company’s revenues for the fourth quarter of 2004 were $17.5 million, a 47% increase compared to $11.9 million recorded in the last quarter of 2003. Net income for the fourth quarter was $8.2 million, ($0.30 per diluted share), representing a 583% increase compared to net income of $1.2 million ($0.06 per diluted share) reported in the same period last year.

2004 was a landmark year in which Syneron established itself as a global leader in aesthetic medical devices, due to its achievements on a number of fronts:

—	Rapid growth in sales: Syneron sold more than 1,300 platforms in 2004, compared with sales of 800 platforms in 2003. In the 3 years since Syneron commenced sales, the Company has sold more than 2,300 platforms demonstrating the medical community’s endorsement of the safety and efficacy of Syneron’s ELOS technology.
—	Creation of broadest product portfolio: With the launch of the Comet™ and VelaSmooth™ systems in 2004, Syneron succeeded in building the broadest product portfolio in the aesthetic devices industry. The Syneron portfolio currently consists of six platforms covering a wide range of aesthetic procedures, from permanent hair reduction and skin rejuvenation, to wrinkle reduction and the treatment of pigmented and vascular lesions, leg veins, acne, and cellulite.
—	Global marketing and sales network expansion: During 2004, Syneron’s sales network expanded to cover 41 countries (compared to 30 countries in 2003) through our subsidiaries and 35 distributors. Syneron has developed solid strategic partnerships with its distributors, whereby Syneron strongly supports marketing, clinical and technical operations of its distributors worldwide.
—	Accelerated growth in revenues, outstripping market growth: Syneron revenues grew 65% in 2004, far higher than the 20% estimated market growth.
—	Outstanding profitability achievements: In 2004, Syneron reported four quarters with gross margin above 85%, with a net profit margin of over 45%. These margins are a direct result of Syneron’s technology, outsourcing manufacturing efficiencies, and distinctive business model for support and maintenance that significantly reduce the cost of goods sold.

Syneron Q4 2004 earnings

Based on the factors mentioned above, Syneron is raising its revenue guidance for FY2005 to $78-$80 million, from $75 million, representing a 35-38% increase over 2004. Guidance for Q1, 2005 has been set at $17-$18 million.

“The R&D, operations, sales and marketing teams, along with our strategic partners in manufacturing and global distribution, have achieved excellent results in the four years since Syneron was founded,” said Moshe Mizrahy, CEO of Syneron Medical. “Our capture of the market leadership position during 2004 is a direct result of the synergy created by the teams’ combined efforts. Through the same unique level of teamwork, we will continue our momentum in introducing new products and opening new markets in order to maintain our competitive advantage in the non-invasive medical aesthetic industry.”

Conference call
Syneron Management will host a conference call to discuss the results and quarterly highlights at 10:00 ET today, February 7, 2005. To access the conference call, please dial one of the following numbers: US: 1 (800) 387 6216, International: +1 416 405 9328.

A webcast of the conference call will be accessible on the Syneron Medical website at www.syneron.com. A replay of the webcast will also be available on Syneron’s website.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron Q4 2004 earnings

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning Syneron’s financial expectations regarding financial results for the 2005 fiscal year and the first quarter of 2005, as well as statements concerning new product introductions, opening new markets, and maintaining Syneron’s competitive advantage are forward-looking statements within the meaning of the safe harbor provisions of the Act. Estimates of year-end and quarterly financial results are subject to a number of assumptions regarding the future operation of Syneron’s business. Forward-looking statements are based on management’s current, preliminary expectations and are subject to known and unknown risks and uncertainties, which may cause Syneron’s actual results to differ materially from the statements contained herein. Some of these risks are: market acceptance of our products; our ability to develop and commercialize new products; changes in relationships with manufacturers and suppliers; the impact of competitive products; risks relating to the development and regulatory approval of new products; the ability to protect intellectual property rights; third party claims of infringement. These and other factors are identified and more fully explained under the heading “Risk Factors” in Syneron’s prospectus filed on August 5, 2004 with the Securities and Exchange Commission prior to its initial public offering. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date such statements are made. Syneron undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO at +972 4 909-6376, email: davids@syneron-med.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron, the Syneron logo, ELOS, Comet, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.

Syneron Q4 2004 earnings

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands except per share data

	Year ended December 31,		Three month ended December 31,
	2004	2003	2004	2003

Revenues	57,918	35,021	17,513	11,923
Cost of revenues	6,914	4,439	2,350	1,563

Gross profit	51,004	30,582	15,163	10,360

Operating expenses
Research and development, net	3,078	1,701	1,119	553
Selling and marketing	19,625	13,900	5,568	3,974
General and administrative	2,725	878	1,234	344
Settlement and related legal costs	-	6,225	-	4,620

Total operating expenses	25,428	22,704	7,921	9,491

Operating income	25,576	7,878	7,242	869
Financial income, net	2,384	881	1,230	511

Income before taxes on income	27,960	8,759	8,472	1,380
Taxes on income	620	170	280	170

Net income	27,340	8,589	8,192	1,210

Basic net earnings per share	1.45	0.51	0.37	0.07
Diluted net earnings per share	1.14	0.42	0.30	0.06
Weighted average number of shares used in per
share calculations (in thousands):
Basic	18,917	16,814	22,001	17,027
Diluted	24,083	20,512	27,207	20,369

Syneron Q4 2004 earnings

SYNERON MEDICAL LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2004	December 31, 2003

CURRENT ASSETS
Cash and cash equivalents	12,468	6,153
Short-term deposits	57,893	-
Marketable securities	23,071	11,410
Trade Receivable	8,628	4,845
Other accounts receivables and prepaid expenses	1,532	957
Inventories	3,134	1,487

Total current assets	106,726	24,852

LONG-TERM ASSETS
Severance pay fund	196	120
Long-term bank deposit and others	28	1,035
Long-term trade receivables	754	488
Property and equipment, net	842	504

Total long-term assets	1,820	2,147

OTHER ASSET	1,000	-

Total assets	109,546	26,999

CURRENT LIABILITIES
Trade payables	1,520	2,208
Other current liabilities	10,135	8,131

Total current liabilities	11,655	10,339

LONG-TERM LIABILITIES
Deferred revenues	3,276	2,184
Litigation settlement fee	-	900
Accrued severance pay	214	135

Total long-term liabilities	3,490	3,219

Shareholders' equity	94,401	13,441

Total liabilities and shareholders' equity	109,546	26,999

Syneron Q4 2004 earnings

SYNERON MEDICAL LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,		Three month ended December 31,
	2004	2003	2004	2003

Net income	27,340	8,589	8,192	1,210
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	143	84	53	42
Accrued severance pay, net	3	5	(6)	-
Increase in short-term and long-term trade
receivables	(4,049)	(2,233)	(93)	(1,198)
Increase in other accounts receivables and prepaid
expenses	(575)	(693)	(518)	(262)
Increase in inventories	(1,647)	(1,211)	(615)	(823)
Increase (decrease) in trade payables	(688)	1,363	(567)	602
Increase (decrease) in other current liabilities	389	4,552	(249)	3,134
Increase (decrease) in long-term litigation
settlement fee	(900)	900	-	900
Gain on available for sale securities	(396)	(341)	(388)	(337)
Stock-based compensation	148	295	39	225
Increase in deferred revenues	2,843	3,090	1,763	1,895
Loss on sales of property and equipment	3	5	1	1

Net cash provided by operating activities	22,614	14,405	7,612	5,389

CASH FLOW FROM INVESTMENT ACTIVITIES
Investment in short-term Deposits	(56,873)	-	(980)	122
Purchase of available-for-sale securities	(17,759)	(11,258)	(3,297)	(11,258)
Proceeds from sale of available-for-sale securities	6,116	487	4,189	9,639
Payment for acquisition of long-term bank deposit
and others	(13)	(1,031)	(3)	(1,031)
Purchase of property and equipment	(484)	(258)	(202)	(258)
Purchase of other assets	(1,000)	-	(1,000)	-
Proceeds from sale of property and equipment	-	34	-	34

Net cash used in investing activities	(70,013)	(12,026)	(1,293)	(2,752)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term bank credit, net	-	(273)	-	-
Proceeds from issuance of Ordinary and Preferred
shares, net	53,851	-	-	-
Exercise of options	98	147	98	-
Repurchase of Preferred A shares from shareholders	(235)	(226)	-	(226)

Net cash provided by (used in) financing activities	53,714	(352)	98	(226)

Increase in cash and cash equivalents	6,315	2,027	6,417	2,411
Cash and cash equivalents at the beginning of the
period	6,153	4,126	6,051	3,742

Cash and cash equivalents at the end of the period	12,468	6,153	12,468	6,153